December 2, 2011

John Nolan

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Re:	First National Community Bancorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2010
Form 10-Q for the Fiscal Quarter Ended June 30, 2010
File No. 000-53869

Dear Mr. Nolan:

First National Community Bancorp, Inc. (the “Company”) has carefully considered each of the questions raised during a telephone conference call on September 26, 2011 with respect to the above-referenced filings.  On behalf of the Company, I respectfully provide the Company’s responses to your comments below. For convenience, the text of each comment is reproduced before the applicable response.

In connection with responding to your comments, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Other Than Temporary Impairment

1.                                      With respect to the calculation of other than temporary impairment (“OTTI”) of the PreTSLs held in the Company’s securities portfolio, please provide a sensitivity analysis showing the impact on the securities valuation and OTTI for the effect of a change (e.g. 1.00%) in the estimate  of the prepayment rate.

Management’s Response

The Company measures the pooled trust preferred collateralized debt obligations (“PreTSLs”) in its securities portfolio by determining whether an adverse change in the estimated cash flows of such securities has occurred.  Determining whether there has been an adverse change in such cash flows involves comparing the present value of remaining cash flows previously estimated against the present value of the cash flows estimated as of the date of the financial statements.  Results of a discounted cash flow test are affected by several variables, including estimated prepayment rates on the securities.  During the early years of PreTSL securities, prepayments were common as issuers were able to refinance into lower cost borrowings.  Since the middle of 2007, however, this option has all but disappeared and the Company is operating in an environment which makes early redemption of these instruments unlikely.  Accordingly, during 2009, the Company has assumed zero prepayments when modeling the cash flows of these securities.

The Company performed a sensitivity analysis using 1% and 3% prepayment assumptions.  As a result of this analysis, the Company determined that employing a 1% and a 3% prepayment assumption rather than assuming zero prepayments would have resulted in an additional credit loss of approximately $558 thousand and $883 thousand, respectively, to the $20.6 million impairment charge taken during 2009.  Credit losses would increase as a result of an increase in the prepayment assumption because prepayments reduce the amount of excess subordination that would be available to absorb expected losses.

The Company has revised its disclosure to show the results of this sensitivity analysis in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” under the subheadings “Financial Condition — Securities — OTTI of Pooled Trust Preferred Collateralized Debt Obligations” and in Note 5 — Securities in the notes to the consolidated financial statements (as restated) in the amended annual report on Form 10-K for the year ended December 31, 2009, and it has also provided substantially similar disclosure in the notes to the financial statements (as restated) in its amended quarterly reports on Form 10-Q for the quarterly periods ended March 31, 2010 and June 30, 2010.  The Company intends to include substantially similar disclosure in its future filings.

Consent Order and Written Agreement

2.                                      Please disclose whether operating under the Stipulation and Consent to the Issuance of a Consent Order (the “Order”) with the Office of the Comptroller of the Currency (“OCC”) and under the written Agreement (the “Agreement”) with the Federal Reserve Bank of Philadelphia has had or is expected to have a material effect on the Company’s liquidity, earnings or financial position and please identify this impact.

Management’s Response

In response to your question, since entering into the Order and the Agreement, the Company has incurred expenses in an effort to comply with the terms of these agreements.  In particular, the Company has incurred expenses in connection with developing and implementing policies and procedures and hiring additional personnel as required by the Order and the Agreement.  During 2009, 2010 and the first nine months of 2011, the Company incurred approximately $114 thousand, $1.4 million and $851 thousand, respectively, of expenses related to entering into and complying with these regulatory agreements, consisting primarily of professional and consulting fees.  In addition, the Order and the Agreement place restrictions on the Company’s ability to borrow funds and to pay interest and dividends to its security holders.  In the future, the Company expects to continue to experience increased costs related to compliance with these regulatory agreements, primarily as a result of increased head count and also expects to face certain restrictions on its operations for as long as it continues to operate under the Order and the Agreement.  The Company expects, however, that future compliance expenses will decrease significantly from the 2010 and 2011 levels, because the majority of the expenses incurred to date are related to development and implementation of processes and policies that, once those policies and processes are finalized and implemented, are not expected to recur.

The Company has disclosed the impact of operating under the Order and the Agreement in “Business” under the subheadings “Supervision and Regulation — Supervisory Actions” in the amended annual report on Form 10-K for the year ended December 31, 2009, and it has also provided substantially similar disclosure in Note 4 — Regulatory Matters in the notes to the consolidated financial statements (as restated) in its amended quarterly reports on Form 10-Q for the quarterly periods ended March 31, 2010 and June 30, 2010.  The Company will continue to assess the impact of complying with the Order and the Written Agreement on its current and future operations and will disclose any material impact in future filings.

Fair Value Measurement of PreTSLs

3.                                      It was noted that the Company used a third party service provider to prepare valuations of its PreTSLs.  Please tell us what procedures were performed and the Company’s internal controls to validate the valuations and to properly classify these securities in the fair value hierarchy in accordance with ASC 820.  Also, going forward, please discuss the Company’s plans to apply these controls on a regular basis.

Management’s Response

ASC Topic 820 establishes a three-level hierarchy for inputs used in measuring fair value.  Prior to 2008, PreTSLs were historically priced using Level 2 inputs.  However, the decline in the level of observable inputs and market activity in this class of investments has been significant and resulted in unreliable external pricing.  Broker pricing and bid/ask spreads, when available, vary widely. The once active market has become comparatively inactive.  As such, the valuation of these investments is now determined using Level 3 inputs involving cash flow modeling using assumptions not observable in the market.

The Company uses a reputable third party service provider to assist with the analysis of the fair value of the PreTSLs in its securities portfolio. The third party service provider employs a discounted cash flow model to determine the fair value because there is limited observable trading activity in PreTSLs.  Although the third party service provider ultimately performs the valuation procedures, the Company reviews the service provider’s analysis, and the Company engages in regular discussions with the service provider to review the assumptions used in the valuation calculations. The Company also reviews the valuation reports for consistency and accuracy, reviews the valuation for reasonableness based on activities in the market place during the period, and performs analytical procedures to confirm that fair value changes, if any, are consistent with movements in inputs and assumptions.  The third party service provider’s approach to determine the fair value includes performing the following steps:

•                  Analyzing issuer-level details and categorizing each issuer based on core ratios to establish key input assumptions

•                  Applying the issuer-specific assumptions and the discount rate to a cash flow model

•                  Establishing the estimated fair value

Issuer-level analytics and key input assumptions

An issuer-level approach is used to analyze each security and the default assumption is based on the credit quality of the underlying issuers (generally, bank holding companies or insurance companies).  Each bank issuer is evaluated based upon an examination of the trends in its earnings, net interest margin, operating efficiency, liquidity, capital position, level of nonperforming loans to total loans, apparent sufficiency of loan loss reserves, Texas ratio and whether the bank received TARP monies. From this information, each issuer bank that is currently performing is assigned a category of Good, Average, Weak, or Troubled. The categorization is ultimately used to derive issuer specific default assumptions to determine future projected defaults by the issuers.

Once the issuers are categorized, an issuer-level default rate is assigned that is based on default rates for similar issuers. Additionally, because the information available to the Company regarding the underlying insurance company issuers is more limited than for bank issuers, rather than performing an analysis of each issuer’s results and assigning insurance company issuers to these same categories, the Company uses the Moody’s one year long-term default rate assumption for insurance companies.

Issuers that have defaulted on their obligations and issuers that are deferring payments are assumed to default immediately and a zero percent projected recovery rate is applied both to deferred and defaulted issues.  The Company works with the service provider to update the probability of default on a quarterly basis.

Prepayment speeds

Lack of liquidity in the market for PreTSL securities, credit rating downgrades and market uncertainties related to the financial industry are factors contributing to the impairment of these securities. During the early years of PreTSL securities, prepayments were common as issuers were able to refinance into lower cost borrowings.  Since the middle of 2007, however, this option has all but disappeared and the Company is operating in an environment which makes early redemption of these instruments unlikely. Accordingly, the Company has assumed zero prepayments when modeling the cash flows of these securities.

Cash flow modeling

While understanding the composition and characteristics of each bank issuer is important in evaluating the security, certain issuers have a disproportionate impact (both positive and negative) based upon other attributes, such as the interest rate payable by each issuer. Each credit is assessed independently, and the timing and nature of each issuer’s performance is assessed. Once assessed, the expected performance of each issuer is applied to a structural cash flow model. Due to the complexity of these transactions, the expected performance of each unique issuer requires an adherence to the governing documents of the securitization to derive a cash flow. A model produced by a third party, the assumptions of which are reviewed by the Company as discussed above, is utilized to assist in determining cash flows and fair value. Utilization of third party cash flow modeling to derive cash flows from assumptions is a market convention for these types of securities.

The cash flows derived by the model are discounted using a discount rate of 20% for mezzanine tranches (the majority of the Company’s investments in PreTSLs are in mezzanine tranches) and 15% for senior tranches (the Company holds senior tranches in PreTSL XIX and PreTSL XXVI).  The discount rate of 20% was chosen on the assumption that a buyer would expect equity-type returns for debt positions under distress, and the 15% discount rate for senior tranches reflects a 5% adjustment to the  risk premium for mezzanine tranches.

Fair value hierarchy

ASC Topic 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability, which are developed based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company’s assumptions about the assumptions the market participants would use in pricing an asset or liability, which are developed based on the best information available in the circumstances.

The key assumptions to establish the fair value of the PreTSLs portfolio, as developed by the third party service provider and confirmed by the Company, include, as described above, estimates of the probability of default, estimates of future cash flows, discount rates, prepayment rates and creditworthiness of the underlying issuers.  The Company considers these inputs to be unobservable Level 3 inputs because they are based on the Company’s estimates about the assumptions market participants would use in pricing this type of asset and developed based on the best information available in the circumstances rather than on observable inputs. The Company continues to monitor the market for PreTSLs to assess the market activity and the availability of observable inputs and will continue to apply these controls and procedures to the valuations received from its third party service provider for the period it continues to use an outside valuation service.

The Company has revised its disclosures to address the classification of its PreTSLs in the fair value hierarchy in Note 18 — Fair Value Measurements in the notes to the consolidated financial statements (as restated) in the amended annual report on Form 10-K for the year ended December 31, 2009 , and it has also provided substantially similar disclosure in the notes to the financial statements (as restated) in its amended quarterly reports on Form 10-Q for the quarterly periods ended March 31, 2010 and June 30, 2010.  The Company intends to include substantially similar disclosure in its future filings.

Fair Value Measurement

4.                                      It was noted that the majority of the Company’s investments are identified as “Level 2” investments in the fair value hierarchy.  Please consider revising the Company’s disclosures on how the Company determines fair value.  For example, is the Company using a pricing service?  Please provide a description of the procedures the Company performs to properly classify these investments in the fair value hierarchy in accordance with ASC 820.

Management’s Response

The Company uses a nationally-recognized pricing service to determine the fair value for its investments in obligations of U.S. government agencies, obligations of state and political subdivisions, government sponsored agency collateralized mortgage obligations, private label collateralized mortgage obligations, residential mortgage backed securities, and corporate debt securities, all of which are identified as Level 2 investments in the fair value hierarchy. This pricing service develops estimated fair values by analyzing like securities and applying available market information obtained from sources independent from the Company through processes such as benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing, to prepare valuations. The Level 2 investments in the Company’s portfolio are priced using those inputs that, based on the analysis prepared by the pricing service, reflect the assumptions market participants would use to price the assets. The Company has determined that this Level 2 designation is appropriate for these securities because, as with most fixed-income securities, those in the Company’s portfolio are not exchange-traded, and such non-exchange-traded fixed income securities are typically priced by correlation to observed market data.

The Company has reviewed the pricing service’s methodology to confirm its understanding that such methodology results in a valuation based on quoted market prices for similar instruments traded in active markets, quoted markets for identical or similar instruments traded in markets that are not active and model-based valuation techniques for which the significant assumptions can be corroborated by market data as appropriate to a Level 2 designation. The Company also tested, on a sample basis, certain of the securities in its available for sale portfolio, by comparing the prices obtained from its pricing service to prices obtained from a different third-party service to verify the reasonableness of the valuation.

The Company has included disclosure about the use of the pricing service and its pricing methodology as they relate to the Level 2 assets in Note 18 — Fair Value Measurements in the notes to the consolidated financial statements (as restated) in the amended annual report on Form 10-K for the year ended December 31, 2009 , and it has also provided substantially similar disclosure in its amended quarterly reports on Form 10-Q for the quarterly periods ended March 31, 2010 and June 30, 2010.  The Company intends to include substantially similar disclosure in its future filings.

Please do not hesitate to call me at (570) 648-6438 if you have any questions regarding the above.

Sincerely,

/s/ Edward J. Lipkus III
Edward J. Lipkus III
Executive Vice President and
Chief Financial Officer

cc:	Jerry A. Champi, First National Community Bancorp, Inc.
Stephen T. Burdumy, Drinker Biddle & Reath LLP
Walter J. Mostek, Jr., Drinker Biddle & Reath LLP
Sharon Blume, Securities and Exchange Commission